

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 21, 2024

Gisele Remy
Chief Financial Officer
Auna S.A.
46 A, Avenue JF Kennedy
1855 Luxembourg
Grand Duchy of Luxembourg

      Re: **Auna S.A.**
              Registration Statement on Form F-1, as amended
              Exhibit Nos. 10.1 and 10.3
              Filed March 18, 2024
              File No. 333-276435

Dear Gisele Remy:

      We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

                            Sincerely,

                            Division of Corporation Finance